Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858 Jamie Tully Ph: +1-212-687-8080

Elan’s Response to Indication of Interest

Dublin, Ireland – February 25, 2013 - The Board of Elan Corporation, plc (NYSE:ELN) (the Company) acknowledges this morning's announcement by Royalty Management, LLC (Royalty Pharma) regarding an indicative, conditional, proposal which may or may not lead to an offer being made for the entire issued share capital of the Company.

As previously announced, in anticipation of executing and closing the recently announced Tysabri transaction, the Company's Board of Directors, Executive Management and advisors have been working for over a year on a number of strategic transactions that, should they be consummated, would be to the benefit of our public shareholders.  Returning capital through share repurchase, diversifying business and asset risk/reward through non-traditional business structures while simultaneously capturing the long term high margin royalty income from Tysabri will offer a compelling investment thesis for our current shareholders.

The Company notes the highly opportunistic timing of the announcement by Royalty Pharma - a privately held investment management company - before the Company’s shareholders have had the opportunity to assess and realize the full benefit of the Tysabri transaction and the partial unlocking of its value. We expect the Tysabri transaction to close in the near future.

The Company also notes the heavily conditional nature of this indication of interest. Any credible proposal which may be made by Royalty Pharma or any other party will of course be considered by the Company alongside the strategic transactions and unique investment thesis referred to above.

Further announcements will be made if and when appropriate.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

Forward Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and Tysabri that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the risk that the Tysabri transaction does not complete, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of additional products, whether internally or by acquisition, especially given the separation of the Prothena business which left us with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere;difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; if the Tysabri transaction completes, whether we are deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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